

Mail Stop 4628

December 10, 2015

Robert Ravnaas
Co-Chief Executive Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

> **Re:** **Kimbell Royalty Partners, LP**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2015**
> **CIK No. 0001657788**

Dear Mr. Ravnaas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please be advised that we may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply (preferably with your next amendment) the partnership agreement which you designate as Appendix A to the prospectus and list as Exhibit 3.2, and update the disclosure as necessary.

Summary, page 1

Overview, page 3

3.   With the graph labeled "Organic Net Production Growth (1999-2014)" you state, "In addition, for the five-year period ended December 31, 2014, net oil production has grown organically at a compound annual growth rate of 6.5%". It appears that the same graph presents gas production from mid-year 2011 to mid-year 2014 with a negative compound annual growth rate of about six percent. Please balance this disclosure by describing/explaining the declining historical gas production trend.

Formation Transactions, page 15

4.   You disclose that "Any common units not purchased by the underwriters pursuant to their option will be issued to our Sponsors and the other Contributing Parties at the expiration of the option period for no additional consideration." Please explain to us whether, in the event and to the extent that the underwriters' option is not exercised in full, the issuance of common units to "the Sponsors and the other Contributing Parties" will be pursuant to an exemption from registration, and if so, identify the exemption.

Risk Factors, page 30

Risks Related to Our Business, page 30

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value..., page 34

5.   We note your disclosure stating that if commodity prices decrease to a level such that future undiscounted cash flows from your properties are less than their carrying value for a significant period of time, you will be required to take write-downs of the carrying values of your properties. Please revise this disclosure to explain the potential impact of the factors discussed to the limitation on capitalized costs under the full cost method of accounting.

Risks Inherent in an Investment in Us, page 54

Our general partner and its affiliates, including our Sponsors and their respective affiliates, have conflicts of interest with us…, page 54

6.   To the extent applicable, address any conflicts of interest that may arise from interests currently held by the Sponsors that are separate from yours.

Use of Proceeds, page 71

7.   We note that in connection with the Formation Transactions, you anticipate assuming certain indebtedness from the Contributing Parties that will be repaid with a portion of the net proceeds of the offering. Please include the amount of indebtedness you intend to assume and clarify whether it consists of the outstanding balance under your predecessor's credit facility with Frost Bank disclosed on page 92.

8.   We note that any increase or decrease in the net proceeds would not change your intended use of proceeds but would impact the cash distribution paid to your Sponsors and Contributing Parties. Please clarify whether a minimum distribution is required as consideration to effectuate the Formation Transactions and acquisition of your initial assets.

Cash Distribution Policy and Restrictions on Distributions, page 75

9.   Please provide updated disclosure regarding the commodity pricing environment and its expected impact, if any, on your "expectation that the continued development of our properties by working interest owners will maintain or lead to increasing production and revenues for the foreseeable future."

10.   Please provide appropriately detailed disclosure under the heading "Assumptions and Considerations," which currently includes only the caption and no content at page 82.

Management Discussion & Analysis of Financial Condition and Results of Operations, page 89

Critical Accounting Policies, page 103

11.   It appears that your discussion of critical accounting policies provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements. Please revise to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Your revised disclosure should present an analysis of the uncertainties involved in applying your accounting principles and the variability that is reasonably likely to result from the application of these accounting principles. For additional guidance, refer to section V of SEC Release No. 33-8350.

12.   Please provide critical accounting policy disclosure addressing equity based compensation. Your disclosure should include a discussion of the methods used to determine the fair value of the units underlying option awards and the nature of the material assumptions involved. In addition, explain the extent to which estimates made by management are considered highly complex and subjective.

Business, page 108

Oil and Natural Gas Data, page 120

13.   Please revise your disclosure on page 126 to provide undeveloped acreage figures to comply with Item 1208 of Regulation S-K.

Summary of Estimated Proved Reserves, page 122

14.   Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2015 proved disclosures on page 122 and in Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk.
        The report should include:
        a) One-line recaps in spread sheet format for each property sorted by region within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
        b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
        c) Engineering exhibits in support of the statement on page three which states "Our PDP reserves have an average estimated initial five-year decline rate of approximately 10.3%."

        If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

        If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

        Please direct these engineering items to:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

Estimated Proved Undeveloped Reserves, page 124

15.   We note the reconciliation of the changes in proved undeveloped reserves does not include discussion of acquisitions. Please amend your document to disclose the details for each of these two acquisitions. Include items such as PUD reserves acquired, regional locations and purchase prices.

16.   You state "As of June 30, 2015, all of our PUD drilling locations are scheduled to be drilled prior to June 30, 2020." As you lack the influence of a working interest partner in the drilling schedule for PUD locations, explain, with reasonable detail, how this schedule was determined. Address changes in the year-end 2015 schedule that you anticipate as a result of current lower commodity prices.

Production and Price History, page 125

17.   We note your predecessor's production, product price and expense information here. Please affirm that you will include your information – that is, for Kimbell Royalty Partners and its subsidiaries - in the next amendment.

Management, page 137

18.   Please revise to eliminate any ambiguities or gaps with regard to time or employers during the most recent five years in the sketches you provide for R. Davis Ravnaas, Jeff McGinnis, and Brett G. Taylor. Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 148

Procedures for Review, Approval and Ratification of Transactions with Related Persons, page 150

19.   Please provide the disclosure required by Item 404(b) of Regulation S-K and clarify whether related party transactions will be approved by disinterested or independent directors.

20.   Once it is available, please provide updated disclosure regarding the forthcoming business code referenced at page 150.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

21.   Please revise to provide proved reserve quantity information and the standardized measure of discounted future cash flows as part of the footnotes to your pro forma financial statements. Refer to SAB Topic 2D.

Rivercrest Royalties, LLC

Interim Period Financial Statements, page F-14

22.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your submission.

Annual Financial Statements, page F-29

Note 13 – Supplemental Oil and Gas Reserve Information, page F-45

23.   Please expand your disclosure of changes in the net quantities of proved reserves to provide an explanation of significant changes that occurred in the periods presented. Refer to FASB ASC 932-235-50-5. In addition, please revise to provide each element of the disclosure required by FASB ASC 932-235-50 (e.g., costs incurred for property acquisition, exploration, and development activities).

Statements of Revenues and Direct Operating Expenses of Certain Oil and Gas Properties Owned by Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, page F-55

24.   Please explain your basis for presenting statements of revenues and direct operating expenses of certain oil and gas properties owned by Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP on a combined basis.

Closing Comments

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                    Sincerely,

                                    /s/H. Roger Schwall

                                    H. Roger Schwall
                                    Assistant Director
                                    Office of Natural Resources

cc: Joshua Davidson
        Baker Botts L.L.P.